6 February 2017

National Grid plc
Share Buy-back Programme

National Grid plc (the “Company”) announces that it has commenced a new programme to repurchase Ordinary shares in the capital of the Company during the period running from 6 February 2017 to no later than 17 February 2017. The sole purpose of the share buy-back programme is to reduce the share capital of the Company as part of its management of the dilution resulting from the take-up of its scrip dividend offer for the interim dividend paid in January 2017. The commencement of this share buy-back programme follows the conclusion on 27 January 2017 of the share buy-back programme managed by Barclays Capital Securities Limited which the Company announced on 24 November 2016.

The share buy-back programme will be managed by Merrill Lynch International.

The maximum pecuniary amount allocated to the share buy-back programme is £34,983,170.00 and the maximum number of Ordinary shares that will be purchased is 3,498,317. The purchased shares will be held as treasury shares.

Any purchases of Ordinary shares by the Company in relation to this announcement will be carried out on the London Stock Exchange and will be effected within certain pre-set parameters and in accordance with both the Company’s general authority to purchase shares granted by its shareholders at the Company’s 2016 Annual General Meeting held on 25 July 2016, the Market Abuse Regulation 596/2014 (“MAR”) and Chapter 12 of the Listing Rules and will be discontinued in the event the Company ceases to have the necessary general authority to repurchase Ordinary shares.

For the avoidance of doubt, no repurchases will be made in the United States or in respect of the Company’s American Depositary Receipts.

Details of the authorities granted at the Company’s 2016 Annual General Meeting can be found on our website under: http://investors.nationalgrid.com/shareholder-centre/agm/2016.aspx.

CONTACTS
Investors and Analysts
Aarti Singhal	+44	7989	492447 (m)
David Brining	+44	7816	847918 (m)